

July 24, 2009

Mr. W. Gordon Lancaster
Chief Financial Officer
Ivanhoe Energy Inc.
654-999 Canada Place
Vancouver, British Columbia,
Canada V6C 3E1

> **Re:** **Ivanhoe Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 0-30586**

Dear Mr. Lancaster:

We have reviewed the above filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 17

1. We note that your consolidated financial statements have been prepared assuming that you will continue as a going concern. Please revise to include related risk factor disclosure.

We have fixed and contingent payment obligations to Talisman Energy, page 17

2.   You state that your obligations to Talisman Energy are secured by a first fixed charge and security interest in favor of Talisman over the Athabasca heavy oil leases and a subordinate security over "certain of [y]our present and after acquired property." Please describe such additional property in which Talisman holds a security interest.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

3.   Please revise to provide the disclosure required by Item 303(a)(1)-(2) of Regulation S-K with respect to your liquidity and capital resources. See Section IV of SEC Release No. 33-8350 (December 29, 2003). This comment also applies to your quarterly report for the quarter ended March 31, 2009.

Executive Compensation, page 101

4.   Please revise the executive compensation tables in this section to correspond with the tables set forth in Item 402 of Regulation S-K.

5.   Please provide the Grants of Plan-Based Awards table required by Item 402(d) of Regulation S-K and the Option Exercises and Stock Vested table required by Item 402(g).

6.   Please provide the compensation committee report required by Item 407(e)(4) of Regulation S-K.

Compensation Discussion and Analysis, page 101

7.   You provide several references to "discretionary variations" and "discretionary factors." For example, you disclose that the incentive bonuses were awarded "based largely on the compensation plan with certain discretionary variations" and that 25% your annual bonuses are based on discretionary factors. Further, regarding bonus adjustments for Mr. Chua, you state that the adjustments were made in light of discretionary performance factors. Please discuss the specific discretionary variations or factors the compensation committee and board of directors considered in awarding the amount of bonus compensation and number of stock options to each named executive officer. Please see Item 402(b)(1)(v) and Instruction 1 to Item 402(b) of Regulation S-K.

Summary Compensation Table, page 109

8.   Please provide the information required pursuant to Item 402(c) of Regulation S-K for your last three completed fiscal years.

9.   Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in your Summary Compensation Table. See Item 402(e) of Regulation S-K. For example, please clarify, if true, that the amounts set forth under the "Share-based awards" column reflect amounts granted in connection with bonus compensation.

Director Compensation, page 112

10.   For each director, please disclose by footnote to the appropriate column the grant date fair value of each equity award granted in 2008. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

11.   Please provide a description of standard compensation arrangements for directors. See Item 402(k)(3) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 115

12.   Please provide the disclosure required by Item 404(b) of Regulation S-K with respect to the review, approval or ratification of transactions with related persons.

Certifications

13.   Please ensure that your certifications match the exact form set forth in Item 601(b)(31) of Regulation S-K. For example, we note that you removed the "(s)" after officer in paragraphs 4 & 5; removed parenthetical phrases from paragraphs 4(d) and 5; and removed the word "the" from the phrase "the registrant's board of directors" in paragraph 5.

Engineering Comments

Integrated Oil and Gas Properties, page 7

Tamarack Project, page 7

14.   You state that the Tamarack Project is expected to produce 20,000 barrels of bitumen per day and you will sell a sour, synthetic bottomless product, most likely into the US mid-west market. Please provide us with the basis for this estimated production rate, including the amount of proved reserves that support it and the evidence that you have found an established market for this product.

Otherwise, please revise this disclosure to remove the estimated production rate and the inference that you have an established market from your filing.

Financial Statements

Standardized Measure of Discounted Future Net Cash Flow, page 91

15. We note that in the Standardized Measure you report $6.1 million of estimated future development costs, although we see no reference anywhere in your filing to anything other than total proved reserves. Please disclose the amount of proved developed oil and gas reserves in each of your geographic regions at the beginning and end of each reporting period to comply with paragraph 10 of SFAS 69.

16. We also note in the Standardized Measure that your estimated future production costs in China of $22.9 million is the approximate amount that you spent in 2008 alone on production costs in China. As the costs that you use in determining proved reserves should be based on current costs, please explain why your future costs appear to be much lower than the amount spent in the past, given that your production costs in China appear to have increased by 81% since 2006.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Doug Brown at (202) 551-3265, Laura Nicholson at (202) 551-3584, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director